UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 28, 2014

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS SUCCESSFUL LAB TESTS OF ITS RAILS AT RAILWAY RESEARCH INSTITUTE

Chelyabinsk, Russia – August 28, 2014 – Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, reports that independent lab tests of rails produced at Chelyabinsk Metallurgical Plant confirmed their high quality and compliance with the most exacting international standards.
A batch of rails, of type R65 category DT350, produced at Chelyabinsk
Metallurgical Plant for certification, successfully passed lab tests in Russian
Railway Research Institute OAO.
The rails passed lab tests on all counts and are fully compliant with Russian
Railways OAO’s requirements. Lab tests confirmed the high quality of Chelyabinsk
Metallurgical Plant’s rails, including the rail steel’s high level of purity on non-metallic inclusions. Bench tests of the rails for fatigue and crack resistance demonstrated that Chelyabinsk Metallurgical Plant’s products are up to the finest international standard and excel over Russian analogues.
For the next stage of testing after lab tests, the rails were laid onto the experimental railroad ring that is used to test rails in real-life conditions over the next 6-7 months.
“A lot of preliminary work was done ahead of laying Chelyabinsk Metallurgical
Plant’s rails onto Railway Research Institute’s experimental ring-road. Russian
Railways OAO’s commission examined the entire technological operation chain and confirmed that Chelyabinsk Metallurgical Plant has created a rail production facility that is up to state-of-the-art requirements for world-class products,”
Mechel OAO’s Chief Executive Officer Oleg Korzhov noted.
Currently, Chelyabinsk Metallurgical Plant’s universal rolling mill has mastered production of two types of rails — R50 and R65. Chelyabinsk Metallurgical Plant has already signed several contracts with major Russian companies for rail supplies.
Chelyabinsk Metallurgical Plant’s universal rolling mill, whose annual capacity is 1.1 million tonnes of end product, is a complex universal facility for production of high-quality structural shapes and rails of 12.5-100 meters in length. The project’s implementation created a single production chain at
Chelyabinsk Metallurgical Plant, from steelmaking to rolling and thermal treatment. This is the first such complex to be built in Russia. The project’s cost topped 900 million US dollars.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs over 70,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: August 28, 2014	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO